EXHIBIT 15.1

The last several months have been an incredible time for BIOLIFE4D. In February, we launched our equity crowdfunding campaign to help in our mission to 3D bioprint viable treatment alternatives to cardiac issues, like patches, valves, and full hearts for transplant. Our scientific achievements are progressing rapidly, and the media has certainly taken notice. We have been on everything from podcasts to broadcasts to national radio, and have been featured in numerous national and global media outlets including Fast Company, USA Today, Crain’s Chicago Business, and Chicago Magazine.

We’ve also heard from many of you about your own personal stories related to heart disease and how it has impacted your family or taken a loved one away too soon. We’ve received overwhelming support on social media as investors and supporters alike have shared our mission to their family and friends (and if you personally haven’t yet, please do!).

For all of that, I want to say thank you. And also, you haven’t seen anything yet!

I am excited to tell you that the best is still to come. Our team, led by Chief Science Officer Dr. Ravi Birla, is making tremendous progress in the lab and we anticipate having incredible news that we hope to be able to share with you in the next few weeks. We’re also having many incredible conversations with leaders in the medtech and scientific fields that we believe could be of great benefit to BIOLIFE4D going forward. We know we need to build a strong foundation to accomplish our goals and we believe we are well on our way.

If you have not yet invested in BIOLIFE4D, we ask that you consider doing so to help us take a step toward beating heart disease. If you’ve already invested and would like to do so again the opportunity is still there. And regardless of whether you have or have not yet invested if you would share our story with someone who might have interest in investing we would be thankful for you to do so. Together, we can achieve our mission.

Thanks,

Steve Morris

CEO, BIOLIFE4D